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                  UNITED STATES
        SECURITIES AND EXCHANGE COMMISSION                               ------------------------------------------------
              Washington, D.C. 20549                                     |                OMB APPROVAL                  |
                                                                         |----------------------------------------------|
                   FORM N-17f-2                                          |  OMB Number:                      3235-0360  |
                                                                         |  Expires:                     June 30, 1997  |
Certificate of Accounting of Securities and Similar                      |  Estimated average burden                    |
           Investments in the Custody of                                 |  hours per response                    0.05  |
          Management Investment Companies                                ------------------------------------------------
     Pursuant to Rule 17f-2 [17 CFR 270.17F-2]

----------------------------------------------------------------------------------------------------------------------------
|  1. Investment Company Act File Number:                                           |  Date examination completed:         |
|                                                                                   |                                      |
|  814-172                                                                          |  9-17-98                             |
|--------------------------------------------------------------------------------------------------------------------------|
|  2. State identification Number:                                                                                         |
|       -------------------------------------------------------------------------------------------------------------------|
|       | AL               | AK               | AZ               | AR               | CA               | CO                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | CT               | DE               | DC               | FL               | GA               | HI                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | ID               | IL               | IN               | IA               | KS               | KY                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | LA               | ME               | MD               | MA               | MI               | MN                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | MS               | MO               | MT               | NE               | NV               | NH                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | NJ               | NM               | NY               | NC               | ND               | OH                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | OK               | OR               | PA               | RI               | SC               | SD                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | TN               | TX               | UT               | VT               | VA               | WA                |
|       |------------------|------------------|------------------|------------------|------------------|-------------------|
|       | WV               | WI               | WY               | PUERTO RICO      |                  |                   |
|       |------------------------------------------------------------------------------------------------------------------|
|       | Other (specify):                                                                                                 |
|--------------------------------------------------------------------------------------------------------------------------|
|  3. Exact name of investment company as specified in registration statement:                                             |
|                                                                                                                          |
|     WINFIELD CAPITAL CORP.                                                                                               |
|--------------------------------------------------------------------------------------------------------------------------|
|                                                                                                                          |
|                                                                                                                          |
|                                                                                                                          |
|--------------------------------------------------------------------------------------------------------------------------|
|  4. Address of principal executive office (number, street, city, state, zip code):                                       |
|                                                                                                                          |
|     237 Mamaroneck Avenue, White Plains, NY   10605                                                                      |
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INSTRUCTIONS

This Form must be completed by investment companies that have custody of securities or similar investments.

INVESTMENT COMPANY

1.   All items must be completed by the investment company.

2. Give this Form to the independent public accountant who, in compliance with Rule 17f-2 under the Act and applicable state law, examines securities and similar investments in the custody of the investment company.

ACCOUNTANT

3. Submit this Form to the Securities and Exchange Commission and appropriate state securities administrators when filing the certificate of accounting required by Rule 17f-2 under the Act and applicable state law. File the original and one copy with the Securities and Exchange Commission's principal office in Washington, D.C., one copy with the regional office for the region in which the investment company's principal business operations are conducted, and one copy with the appropriate state administrator(s), if applicable.


          THIS FORM MUST BE GIVEN TO YOUR INDEPENDENT PUBLIC ACCOUNTANT

                                                                 SEC 2198 (8-95)


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[PRICEWATERHOUSECOOPERS LLP LETTERHEAD]

                                                  PRICEWATERHOUSECOOPERS LLP
                                                  1301 Avenue of the Americas
                                                  New York, New York 10019-6013
                                                  Telephone (212) 259-1000
                                                  Facsimile (212) 259-1301


REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Shareholders of Winfield Capital Corp.
(A Small Business Investment Company licensed by the U.S. Small Business Administration):

We have examined the investment accounts shown by the books and records of Winfield Capital Corp. for the period from the date of our last similar examination on May 13, 1998 to September 17, 1998. Our examination was made without prior notice to the Company. It is understood that this report is solely for the use of management and the Securities and Exchange Commission and should not be used for any other purpose.

Securities owned as of the close of business on September 17, 1998, shown by the books and records, which we counted and inspected, were located in the vault of Chase Manhattan Bank located at 191 Mamaroneck Avenue, White Plains, NY 10605.

Because the above procedures do not constitute an audit in accordance with generally accepted auditing standards, we do not express an opinion on the investment accounts referred to above. In connection with the procedures referred to above, no matters came to our attention that caused us to believe that the specified accounts should be adjusted. Had we performed additional procedures or had we audited the financial statements in accordance with generally accepted auditing standards, matters might have come to our attention that would have been reported to you. This report relates only to the investments specified above and does not extend to any financial statements of Winfield Capital Corp., taken as a whole.


                                        /s/ PRICEWATERHOUSECOOPERS LLP

New York, NY
September 17, 1998